January 26, 2026

Pierre Schurmann
Chief Executive Officer
Nvni Group Limited
P.O. Box 10008, Pavilion East, Cricket Square
Grand Cayman, Cayman Islands KY1-1001

       Re: Nvni Group Limited
           Registration Statement on Form F-3
           Filed January 26, 2026
           File No. 333-292939
Dear Pierre Schurmann:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Thiago Spercel